NEWS RELEASE

March 6, 2006

CANETIC RESOURCES TRUST PROVIDES 2005 TAX INFORMATION TO FORMER UNITHOLDERS OF STARPOINT ENERGY TRUST

CALGARY, ALBERTA (CNE.UN – TSX; CNE -- NYSE)– Canetic Resources Trust (“Canetic”) is pleased to provide 2005 tax information to former Canadian and U.S. resident unitholders of StarPoint Energy Trust (“StarPoint”). Canetic was created as a result of the merger of Acclaim Energy Trust and StarPoint pursuant to a Plan of Arrangement effective January 5th, 2006.

2005 CANADIAN TAX INFORMATION

The information contained herein is intended to provide information for 2005 income tax reporting for Canadian resident individual former holders of StarPoint trust units. It is not exhaustive of all income tax considerations and is not intended to constitute legal or tax advice to any former holder of StarPoint trust units or holder of Canetic trust units. Readers should consult their own legal or tax advisors as to their particular tax consequences of holding StarPoint trust units.

Tax Treatment of Distributions

StarPoint qualified as a mutual fund trust under the Income Tax Act (Canada) (the “Tax Act”) and the trust units of StarPoint were qualified investments for a Registered Retirement Savings Plan (“RRSP”), Registered Retirement Income Fund (“RRIF”), Registered Education Savings Plan (“RESP”) or Deferred Profit Sharing Plan (“DPSP”).

For Canadian unitholders, monthly trust distributions were comprised of a taxable (income) portion and a tax-deferred (return of capital) portion. The taxable portion is determined directly from the calculation of StarPoint’s taxable income and is dependent upon various tax deductions that StarPoint may claim against its income for tax purposes for the year. The income earned by StarPoint is subject to fluctuations in production volumes, commodity prices and cash flows during the period. Taxable amounts are reported in StarPoint’s T3 return and allocated to individual unitholders via T3 supplementary slips prepared by StarPoint’s transfer agent, brokers or other intermediaries. Unitholders are then generally required to include their proportionate share of this income allocation in their tax return for the year.

Unitholders are required to reduce the Adjusted Cost Base (“ACB”) of their units held by the amount of the distributions considered to be a non-taxable return of capital each year. Provided the units are held as capital property, to the extent a unitholder’s ACB is reduced below zero, any future non-taxable return of capital distributions will be deemed to be a capital gain and the unitholder’s ACB will become zero. Unitholders are strongly encouraged to maintain an ongoing record of the return of capital portion of trust distributions and regularly update their ACB calculations. Each unitholder is solely responsible for his or her own ACB calculations and neither Acclaim nor Canetic tracks these amounts nor provides advice in this respect.

Business Combination with APF Energy Trust

On April 13, 2005, StarPoint and APF Energy Trust (“APF”) entered into a “Combination Agreement” whereby they agreed to combine the operations of StarPoint and APF. The merger was effective on June 27, 2005 and as a result, APF units were redeemed in exchange for StarPoint units on the basis of 0.63 StarPoint units for each APF unit. The merger was a “qualifying exchange” as defined in subsection 132.2(2) of the Tax Act and accordingly, the exchange of the APF units for StarPoint units occurred on a tax-free basis.

One of the consequences of the merger was that each of StarPoint and APF were deemed to have a taxation year end at that time and any income of StarPoint or APF for that taxation year was paid or became payable to each trust’s respective unitholders in accordance with their trust indentures. For StarPoint, two separate T3 returns are then required for the 2005 year as follows:

1.

One for the period from January 7 to June 27, 2005

2.

A second for the period from June 28 to December 31, 2005.

As each period above is a distinct reporting period for tax purposes, a separateT3 supplementary slip will be issued to Canadian unitholders for each respective period. To the extent a person was a StarPoint unitholder during both time frames they should expect to receive two T3 slips in respect of the 2005 year and both should be included in their 2005 income T1 income tax return when held in a non-registered account.

The portion of each trust distribution considered income versus a return of capital will be different for each tax reporting period and summarized in separate tables below.

Units Held within an RRSP, RRIF, RESP or DPSP

Unitholders who held StarPoint units in a RRSP, RRIF, RESP or DPSP should not report any amount on their 2005 T1 Income Tax Return.

Units Held outside an RRSP, RRIF, RESP or DPSP

Unitholders who held StarPoint units outside of an RRSP, RRIF, RESP or DPSP will receive a “T3 Supplementary” slip postmarked on or before March 31, 2006. StarPoint’s Canadian registered unitholders will receive “T3 Supplementary” slips directly from StarPoint’s transfer agent. StarPoint units held through a broker or other intermediary will receive  “T3 Supplementary” slips from their broker or other intermediary and not from the transfer agent or from StarPoint.

StarPoint  has determined that distributions received by Canadian resident unitholders in respect of the January 7 - June 27, 2005 taxation year are 67.57% taxable (income) and 32.43% tax-deferred (return of capital) and the distributions received in respect of the June 28 – December 31, 2005 taxation year are 94.38% taxable (income) and 5.62% tax-deferred (return of capital). The taxable portion of distributions are to be reported as “Other income” and will be included in Box (26) of the “T3 Supplementary” slips. Pursuant to paragraph 12(1)(m) of the Tax Act, income earned by StarPoint in 2005 and allocated to unitholders must be reported by unitholders in their 2005 income tax returns.

Summary of 2005 Canadian Tax Information

The tables below summarize, on a per unit basis, the taxability of cash distributions paid and included in the 2005 “T3 Supplementary” slips, which, for Canadian tax purposes, will include distributions with record dates from January 31, 2005 to December 31, 2005.

1.

January 7 – June 27, 2005 (Pre-APF Merger)

2005 CASH DISTRIBUTION INFORMATION
FOR CANADIAN UNITHOLDERS ($/UNIT)
Record Date	Payment Date	Cash Distribution ($CDN)	Taxable Amount (67.57%) ($CDN)	Return of Capital Amount (32.43%) ($CDN)
Jan 31 2005	Feb 15 2005	0.20	0.13514	0.06486
Feb 22 2005	Mar 15 2005	0.20	0.13514	0.06486
Mar 22 2005	Apr 15 2005	0.20	0.13514	0.06486
Apr 22 2005	May 16 2005	0.20	0.13514	0.06486
May 24 2005	Jun 15 2005	0.20	0.13514	0.06486

TOTAL		1.00	0.6757	0.3243

2.

June 28 – December 31, 2005 (Post-APF Merger)

2005 CASH DISTRIBUTION INFORMATION
FOR CANADIAN UNITHOLDERS ($/UNIT)
Record Date	Payment Date	Cash Distribution ($CDN)	Taxable Amount (94.38%) ($CDN)	Return of Capital Amount (5.62%) ($CDN)
Jun 30 2005	Jul 15 2005	0.21	0.19820	0.01180
Jul 22 2005	Aug 15 2005	0.21	0.19820	0.01180
Aug 22 2005	Sep 15 2005	0.22	0.20764	0.01236
Sep 22 2005	Oct 17 2005	0.22	0.20764	0.01236
Oct 24 2005	Nov 15 2005	0.22	0.20764	0.01236
Nov 22 2005	Dec 15 2005	0.22	0.20764	0.01236
Dec 30 2005	Jan 13 2006	0.22	0.20764	0.01236

TOTAL		1.52	1.4346	0.0854

Adjusted Cost Base

Former holders of StarPoint trust units must reduce the ACB of their units by an amount equal to the cumulative cash received from distributions minus the cumulative taxable amounts reported as “Other income” on their “T3 Supplementary” slips. Provided trust units are held as capital property, the ACB is used in determining the capital gain or loss to report on disposition of the units.

Subscription Receipts

Holders of StarPoint subscription receipts who held their subscription receipts outside of a registered account, though a broker or other intermediary and received a payment in lieu of distributions on or about June 30, 2005 (for the May 19, 2005 offering) or on or about August 9, 2005 (for the July 28, 2005 offering) should receive “T3 Supplementary” slips directly from their broker or intermediary and not from StarPoint’s transfer agent. Separate supplementary slips will be issued to report the payments in lieu of trust distributions received on subscription receipts. Payments in lieu of trust distributions are entirely taxable and will be treated as “Other Income” in Box (26) of the T3 Supplementary.

No gain or loss should be recognized on the exchange of a subscription receipt for a unit of StarPoint. The ACB of a StarPoint trust unit received on exchange of a subscription receipt will be equal to the ACB of the subscription receipt to the holder.

2005 U.S. TAX INFORMATION

The following information is provided to assist individual U.S. unitholders in reporting distributions received from StarPoint on their IRS form 1040 – U.S. Individual Income Tax Return for the 2005 calendar year.

The information contained herein is of a general nature only and not exhaustive of all possible U.S. tax considerations. It is not intended to constitute legal or tax advice to any former holder of StarPoint trust units or holder of Canetic trust units. Readers should consult their own legal or tax advisors as to their particular tax consequences of holding StarPoint trust units.

StarPoint Units Held Within a Qualified Retirement Plan

No amounts are required to be reported on an IRS Form 1040 – U.S. Individual Income Tax Return if StarPoint trust units are held within a qualified retirement plan.

StarPoint Units Held Outside a Qualified Retirement Plan

The table below summarizes the taxability of distributions paid in 2005.

StarPoint should be treated as a corporation and its units as equity under U.S. tax law.  Therefore, a portion of the trust’s distributions paid during the year should be considered dividends for U.S. federal income tax purposes. The dividend component is based on StarPoint’s current and accumulated earnings and profits determined in accordance with U.S. income tax principles. StarPoint has determined that 100.00% of the trust distributions paid during 2005 should be reported as a qualified dividend and, consequently, no portion of the distributions represent a tax-deferred return of capital.

In consultation with its U.S. tax advisors, Canetic believes that the 2005 StarPoint distributions should be considered “Qualified Dividends” under the Jobs and Growth Tax Relief Reconciliation Act of 2003.  Such Qualified Dividends are eligible for the reduced tax rate applicable to long-term capital gains and are to be reported on line 9(b) of the Federal income tax return. There are certain individual circumstances, as provided on page 23 of the IRS 2005 1040 Instruction Booklet, where the dividends may not be Qualified Dividends (such as in situations where the individual unitholder does not meeting a holding period test). Where these circumstances apply, they are to be reported as Ordinary Dividends on Schedule B – Part II and line 9(a) of the Federal income tax return.

U.S. individual unitholders who hold their StarPoint units through a broker or other intermediary should receive tax reporting information from the broker or intermediary. We expect the broker or intermediary will issue a 1099-DIV “Dividends and Distributions” or a similar substitute form. The trust is not required to prepare and file 1099-DIV forms and is providing this information in lieu of that requirement. Preparers of 1099-DIV forms are encouraged to consult the Ernst and Young QFC database where StarPoint is listed as a “qualified foreign corporation”

Unitholders are strongly encouraged to compare the 1099-DIV form received from their broker to the information provided in this press release.  Investors should consult their brokers and tax advisors to ensure the proper information is accurately reflected on their tax returns.

As no portion of distributions paid during 2005 represents a return of capital, which is generally non-taxable if it is a return of your cost (or other basis) in the trust units, no adjustment to your cost (or other basis) is required for 2005.

Trust distributions paid to a non-resident of Canada are subject to a flat 15% Canadian withholding tax which is withheld and remitted. Where trust units are held outside of a qualified retirement plan, the full amount of the Canadian withholding taxes should be creditable for U.S. tax purposes in the year in which the withholding tax is applied. Canadian withholding taxes that have been withheld from your distributions should be reported on Form 1116 “Foreign Tax Credit (Individual, Estate or Trust)”. Information regarding the amount of Canadian tax withheld from 2005 distributions should be available through your broker or other intermediary and is not available from StarPoint or Canetic. Registered untholders will receive an “NR4 Supplementary “slip from directly from StarPoint’s transfer agent which indicates the distributions paid and the withholding tax deducted (in Canadian Dollars).

2005 Summary of U.S. Tax Information

The following schedule summarizes, on a per unit basis, the U.S. tax treatment of monthly cash distributions paid by StarPoint (prior to Canadian withholding tax) for the period January 7th to December 31st, 2005. The amounts are segregated between the portion of the distribution that would be reported as a qualified dividend and the amount reported as a tax-deferred return of capital. The amounts are expressed in $ U.S. converted on the date of payment.

2005 CASH DISTRIBUTION INFORMATION
FOR U.S. UNITHOLDERS ($/UNIT)
Record Date	Payment Date	Cash Distribution ($Cdn)	Conversion Rate (1)	Cash Distribution ($ U.S.)	Taxable Qualified Dividend ($ U.S.)	Tax-Deferred Return of Capital ($ U.S.)
Jan 31 2005	Feb 15 2005	0.20	0.81064	0.16213	0.16213	-
Feb 22 2005	Mar 15 2005	0.20	0.82795	0.16559	0.16559	-
Mar 22 2005	Apr 15 2005	0.20	0.80522	0.16104	0.16104	-
Apr 22 2005	May 16 2005	0.20	0.78715	0.15743	0.15743	-
May 24 2005	Jun 15 2005	0.20	0.80645	0.16129	0.16129	-
Jun 30 2005	Jul 15 2005	0.21	0.81927	0.17205	0.17205	-
Jul 22 2005	Aug 15 2005	0.21	0.83542	0.17544	0.17544	-
Aug 22 2005	Sep 15 2005	0.22	0.84338	0.18554	0.18554	-
Sep 22 2005	Oct 17 2005	0.22	0.84753	0.18646	0.18646	-
Oct 24 2005	Nov 15 2005	0.22	0.83752	0.18425	0.18425	-
Nov 22 2005	Dec 15 2005	0.22	0.86378	0.19003	0.19003	-
TOTAL		$ 2.30		$ 1.90125	$ 1.90125	-

(1) Bank of Canada noon rate on date of payment

Canetic Resources Trust was formed on January 5, 2006, from the merger of Acclaim Energy Trust and StarPoint Energy Trust.  Canetic produces approximately 75,000 boe/d, weighted 60 percent to oil and liquids and 40 per cent to natural gas.  The Trust has approximately a 9 year reserve life index and is one of the largest producers of conventional oil and gas in the Canadian royalty trust sector.   For further information, please see the website at www.canetictrust.com or contact Canetic investor relations by email at: Info@canetictrust.com or by toll free telephone at 1-877-539-6300.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations

(403) 539-6300

info@canetictrust.com

www.canetictrust.com

ADVISORY: Certain information regarding Canetic Resources Trust including management’s assessment of future plans and operations, reserve and production estimates, drilling inventory, and Canetic's distribution policy may constitute forward-looking statements under applicable securities law and necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and ability to access sufficient capital from internal and external sources; failure to obtain required regulatory approvals. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Canetic’s operations or financial results are included in  reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) or at Canetic's website (www.canetictrust.com).  Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and none Canetic undertakes no obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities law.

Where reserves or production are stated on a barrel of oil equivalent  (BOE) basis, natural gas volumes have been converted to a barrel of oil  equivalent (BOE) at a ratio of six  thousand cubic feet of natural gas to one barrel of oil. This conversion ratio is based upon an energy equivalent conversion method primarily applicable at the burner tip and does not represent value equivalence at the wellhead. BOEs may be misleading, particularly if used in isolation.